Exhibit 12.1

Ratio of Earnings to Fixed Charges and Preference Dividends

	Fiscal 2017
	July 30, 2016
(in millions, except ratios)	26 Weeks	Fiscal 2016	Fiscal 2015	Fiscal 2014	Fiscal 2013	Fiscal 2012
Earnings:
Income before income taxes	$308.2	$657.8	$540.6	$566.5	$556.9	$502.1
Fixed charges	109.6	221.1	190.3	111.9	108.9	109.2
Amortization of capitalized interest	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—

Total earnings	$417.8	$878.9	$730.9	$678.4	$665.8	$611.3

Fixed charges:
Interest expense, net(1)	$22.1	$42.3	$28.6	$3.6	$3.2	$3.4
Capitalized interest	—	—	—	—	—	—

Amortization of debt discount and issuance costs(1)	1.6	3.6	7.4	0.4	0.4	1.9
Estimate of interest within rental expense(2)	85.9	175.2	154.3	107.9	105.3	103.9

Total fixed charges	$109.6	$221.1	$190.3	$111.9	$108.9	$109.2

Ratio of earnings to fixed charges	3.81	3.98	3.84	6.06	6.11	5.60

Preference dividends	—	—	—	—	—	—

Fixed charges and preference dividends	$109.6	$221.1	$190.3	$111.9	$108.9	$109.2

Ratio of earnings to fixed charges and preference dividends	3.81	3.98	3.84	6.06	6.11	5.60

(1)	Total amount of interest expense, net reflected on the condensed consolidated income statements for the 13 and 26 weeks ended July 30, 2016 equals $11.9 million and $23.7 million, respectively. This includes $0.7 million and $1.6 million related to the amortization of debt discount and issuance costs for the 13 and 26 weeks ended July 30, 2016, respectively.
(2)	Interest within rental expense is estimated to be one-third of rental expense.